                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended: December 31, 2000

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from     to     .

       Commission file number: 1-9813




                GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
                          (Full title of the Plan)


                              GENENTECH, INC.
         (Name of issuer of the securities held pursuant to the Plan)

            1 DNA Way, South San Francisco, California 94080-4990 (Address of principal executive offices and zip code)

                   Genentech, Inc. Tax Reduction Investment Plan
                           Index to Financial Statements


                   Item                                              Page No.
----------------------------------------------------------------     --------

Statements of Net Assets Available for Benefits at
  December 31, 2000 and 1999                                              3

Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 2000                           4

Notes to Financial Statements                                           5-9

Report of Ernst & Young LLP, Independent Auditors                        10

Signatures                                                               11

Supplemental Schedule for the Year Ended December 31, 2000:
  Schedule H, Line 4i  -  Schedule of Assets (Held at End of Year)       12



In this report, "Genentech," "we," "us" and "our" refer to Genentech, Inc. "Common Stock" refers to Genentech's Common Stock, par value $0.02 per share. All numbers related to the number of shares, price per share and per share amounts of Common Stock give effect to the two-for-one split of our Common Stock in October 2000.

                Genentech, Inc. Tax Reduction Investment Plan
               Statements of Net Assets Available for Benefits


                                                         December 31,
                                                     2000            1999
                                                 ------------    ------------
ASSETS:
Investments, at fair value                       $317,410,543    $310,035,087

Receivables:
  Contribution receivable from Genentech, Inc.     10,127,033       8,639,467
  Investment income receivable                          1,090               -
  Amounts due from broker                             285,548               -
                                                 ------------    ------------
Total receivables                                  10,413,671       8,639,087

Total assets                                      327,824,214     318,674,554

LIABILITIES:
Amounts due to broker                                (143,460)              -
                                                 ------------    ------------
Net assets available for benefits                $327,680,754    $318,674,554
                                                 ============    ============


See accompanying notes.

                 Genentech, Inc. Tax Reduction Investment Plan
            Statement of Changes in Net Assets Available for Benefits


                                                        Year Ended
                                                    December 31, 2000
                                                    -----------------

ADDITIONS:
Investment income (loss):
  Interest and dividends                                $ 21,363,657
  Realized and unrealized loss, net                      (37,583,106)
                                                        ------------
Total investment loss                                    (16,219,449)

Contributions:
  Basic                                                   24,305,970
  Rollover                                                 3,281,256
  Employer match                                          10,199,957
                                                        ------------
Total contributions                                       37,787,183

Total additions                                           21,567,734

DEDUCTIONS:
Benefit payments                                          12,553,109
Administrative expenses                                        8,425
                                                        ------------
Total deductions                                          12,561,534

Net increase                                               9,006,200
Net assets available for benefits:
    Beginning of year                                    318,674,554
                                                        ------------
    End of year                                         $327,680,754
                                                        ============



                           See accompanying notes.

                 Genentech, Inc. Tax Reduction Investment Plan
                        Notes to Financial Statements



(1)   Description of the Plan

General

    The following description of the Genentech, Inc. Tax Reduction Investment Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan and was established, effective January 1, 1985, by Genentech, Inc. for the benefit of its eligible employees in order to provide them with a means of supplementing their retirement income on a tax-favored basis, an incentive to continue and increase their efforts to contribute to our success and an opportunity to acquire an equity interest in Genentech. The Plan accomplishes this through a savings program that is based on systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis, or salary deferral contributions, and is then invested by the Plan based on the employee's investment elections. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

     Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by Genentech, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides coverage of such employee under the Plan; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless Genentech designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (the Code)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.


Contributions

     We match a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation, or the Match. The Match is effective December 31st of each year, or the Effective Date, and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year to all participants employed by Genentech on the Effective Date.

Salary deferral contributions, or basic contributions, are accrued and vested when deducted from employee pay; the Match is accrued and fully (100%) vested on the Effective Date; and qualified rollover contributions are recorded and vested when received by Fidelity Management Trust Company, or the Plan Trustee. All contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

Subject to limitations of the Code, each participant in the Plan could elect to defer up to the lower of $10,500 or 15% in 2000 and $10,000 or 15% in 1999 of his or her eligible compensation. For the plan years 2000 and 1999, each participant was required to direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof).
A more detailed description of these investment funds is provided in the Plan document.

Investment Options

     Effective February 1, 2000, the Genentech Common Stock Fund was made available as an investment option under the Plan. This fund will consist of shares of our Common Stock and short-term liquid investments, including Fidelity Institutional Cash Portfolios and Money Market Portfolio, as agreed to by us and the Plan Trustee, necessary to satisfy the fund's cash needs for transfers and payments.

Participant Accounts

     Each participant's account is credited with the participant's contribution, the Match and Plan earnings. All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody. Generally, the Plan Trustee's fees and expenses are paid by us and are not charged to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

     Loans are made to Plan participants at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

     Distributions under the Plan are made upon a participant's death, disability, retirement or other termination of employment with us, attainment of age 70-1/2 (applicable only to participants who own 5% or more of the Company's stock), or authorized exercise of his or her withdrawal rights under the Plan. Upon termination, a participant must consent to a distribution unless the balance credited to his or her account under the Plan does not exceed and has not exceeded $5,000. Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

Anytime prior to termination of employment with us, the Plan administrative committee may grant a participant's request for a withdrawal from the participant's account if the Plan administrative committee makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

Plan Termination

     Our Board of Directors has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan Trustee until they become distributable in accordance with the Plan.


(2)   Summary of Significant Accounting Policies:

Investment Valuation and Income Recognition

     Investments are stated at fair market value at year end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. Money market funds are valued on the basis of historical cost plus accrued interest that approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. Genentech Common Stock is valued at the quoted market price on the last day of the plan year.

     All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


(3)   Investments

     The Plan Trustee holds the Plan's investments and executes all investment transactions. During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                            Net Realized and Unrealized
                                          Appreciation (Depreciation) in
                                             Fair Value of Investments
                                          ------------------------------
          Common stock                             $  2,352,732
          Mutual funds                              (39,935,838)
                                                   ------------
                                                   $(37,583,106)
                                                   ============


                                    Page 7
     The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                       December 31,
                                                   2000          1999
                                                -----------   -----------
Janus Worldwide Fund                            $20,505,009             -
Genentech Common Stock                           16,598,127             -
Fidelity Magellan Fund                           68,732,912   $77,834,461
Fidelity Growth Company Fund                     66,659,833    59,767,969
Fidelity Growth & Income Portfolio               49,667,493    57,530,416
Fidelity Balanced Fund                           16,484,757    18,643,174
Fidelity Retirement Money Market Portfolio       27,430,817    27,337,812
Fidelity Spartan U.S. Equity Index Portfolio     21,833,668    27,629,622


(4)   Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated September 25, 1995, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.


(5)   Related Party Transactions

     Transactions in shares of Genentech Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2000, the Plan made purchases of approximately $26 million and sales of approximately $9 million of Genentech Common Stock.


(6)   Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000:

Net assets available for benefits per the
  financial statements                                     $327,680,754
Less: Amounts allocated to withdrawn participants                36,676
                                                           ------------
Net assets available for benefits per the Form 5500        $327,644,078
                                                           ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

Benefit payments per the financial statements               $12,553,109
Add: Amounts allocated to withdrawn participants
       as of December 31, 2000                                   36,676
                                                            -----------
Benefit payments per the Form 5500                          $12,589,785
                                                            ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

(7)   Subsequent Event

The Plan Administrative Committee is currently reviewing an amendment and restatement of the Plan, incorporating legislative and technical changes, that will be retroactively effective to January 1, 2000. The proposed amendment and restatement will not have a material effect on the financial statements as of December 31, 2000.

           Report of Ernst & Young LLP, Independent Auditors



To the Participants and Plan Administrative Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                       ERNST & YOUNG LLP


Palo Alto, California
May 31, 2001

                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                 Genentech, Inc. Tax Reduction Investment Plan
                    by Genentech, Inc., Plan Administrator




    By:   /S/LOUIS J. LAVIGNE, JR.                       Date:  June 15, 2001
          ---------------------------------------
          Louis J. Lavigne, Jr.
          Executive Vice President and
          Chief Financial Officer
          and Plan Administrative Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/DAVID NAGLER                                Date:  June 15, 2001
          ---------------------------------------
          David Nagler
          Vice President, Human Resources
          and Plan Administrative Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan

                Genentech, Inc. Tax Reduction Investment Plan
                          EIN: 94-2347624, Plan #001
       Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                              December 31, 2000


             (b)                                                   (c)                      (e)
                                                        Description of investment
  Identity of issue, borrower,                        including maturity date, rate
           lessor or                                  of interest, collateral, par,       Current
         similar party                                      or maturity value       (2)    Value
-------------------------------------------------     -----------------------------     ------------
MUTUAL FUNDS:
* Fidelity Magellan Fund ........................                576,135 shares         $ 68,732,912

* Fidelity Growth Company Fund ..................                933,219 shares           66,659,833

* Fidelity Growth & Income Portfolio ............              1,179,750 shares           49,667,493

* Fidelity Intermediate Bond Fund ...............                234,408 shares            2,353,458

* Fidelity Overseas Fund ........................                127,572 shares            4,384,647

* Fidelity Balanced Fund ........................              1,085,237 shares           16,484,757

* Fidelity Asset Manager Fund ...................                 75,727 shares            1,273,725

* Fidelity Asset Manager: Growth Fund ...........                158,546 shares            2,522,460

* Fidelity Asset Manager: Income Fund ...........                 38,329 shares              449,603

* Fidelity Spartan U.S. Equity Index Portfolio ..                466,432 shares           21,833,668

  PIMCO Total Return Fund .......................                315,959 shares            3,282,819

  MAS High Yield Portfolio ......................                104,753 shares              710,226

  Neuberger & Berman Genesis Trust ..............                108,724 shares            2,908,377

  RS Emerging Growth Fund .......................                 43,063 shares            1,895,208

  INVESCO Total Return Fund .....................                197,005 shares            5,206,851

  Janus Worldwide Fund ..........................                360,623 shares           20,505,009

  Domini Social Equity Fund......................                  7,001 shares              242,026

MONEY MARKET FUNDS:
* Fidelity Retirement Money Market Portfolio ....             27,430,817 shares           27,430,817

* Interest bearing cash                                           84,796 shares               84,796

COMMON STOCK:
* Genentech Common Stock Fund....................                203,658 shares           16,598,127


* Participant Loans .............................                    (1)                   4,183,731
                                                                                        ------------
Total Investments ...............................                                       $317,410,543
                                                                                        ============


   (1)  Maturing at various dates through 2015 at interest rates ranging from
        8.25 to 11.50%.

   (2) Cost information is not provided as all investments are participant directed.

    *   Indicates party-in-interest to the Plan.

                 Genentech, Inc. Tax Reduction Investment Plan
                    Index of Exhibits Filed with Form 11-K
                     For the Year Ended December 31, 2000



Exhibit                                                          Sequential
Number     Description                                           Page Numbers
-------   ---------------------------------------------------    ------------

   23     Consent of Ernst & Young LLP, Independent Auditors,
          filed with this document                                    23



















































                                    Page 13
1999 Form 11-K (Skeleton)			06/15/2001 @ 1:12 PM
- 33 -